

February 7, 2011

Mr. Howard Solomon,
Chairman of the Board, Chief Executive Officer and Director
Forest Laboratories, Inc.
909 Third Avenue
New York, NY 10022

Re: Forest Laboratories, Inc.
Form 10-K for the Year Ended March 31, 2010
Filed May 26, 2010
File No. 001-5438

Dear Mr. Solomon:

We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments.

Notes to Consolidated Financial Statements
Note 13, Contingencies, page 66

1. For matters disclosed in this note you have not disclosed the possible loss or range of loss; or a statement that an estimate of loss cannot be made as required by ASC 450. Provide us proposed disclosure to be included in future periodic reports.

Management's Discussion and Analysis of Financial Condition
Results of Operations, page 78

2. You state here that the patent for Lexapro, from which you have consistently generated over 58% of your product sales revenue, will expire in March 2012. Please provide us proposed disclosure for inclusion in future periodic reports that discusses the expected effect of this expiration on your results of operations and financial position. Furthermore, please also discuss the steps you are taking to mitigate the effect of this and/or future patent cliffs.

3. Please provide us proposed disclosure for inclusion in future periodic reports that discusses your criteria for deeming a research and development project significant. Please identify the projects that fit those criteria, which may or may not include those that are already listed on pages 80 and 81 in their entirety, and disclose for each the costs incurred on the project during each of the periods presented and cumulative to the most recent financial period presented. For the remainder of research and development programs that you do not deem significant, summarize the number of the programs and the research and development expenses for each period by therapeutic class showing preclinical versus clinical.

Critical Accounting Policies
Revenue Recognition, page 82

4. On page 76, you state that healthcare reforms that took effect in 2010 may impact patient access to pharmaceutical products. Please provide us proposed disclosure for inclusion in future periodic reports that quantifies the (range of) impact this may have on your revenues. If you are unable to estimate the impact, please state that fact and quantify the revenues you recognized during the periods that would be effected by the reforms.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant